
03056956


CRONOS


SEC MAIL PROCESSING
RECEIVED
APR 28 2003
WASH. D.C. 187 SECTION

IEA Income Fund IX, L.P.

2002 Annual Report

April 30, 2003

To The Limited Partners in IEA Income Fund IX, L.P.:

This past year was quite an interesting one for the container leasing industry and your Partnership. At the beginning of 2002, the Partnership's fleet utilization was at 71%, and we were bracing ourselves for another year of subdued lease demand. However, for several different reasons, imports into the U.S. from Asia unexpectedly began to increase early in the year, and the rise in demand for leased containers exceeded our initial expectations throughout 2002. I am pleased to report that, at the end of 2002, the Partnership's fleet utilization stood at slightly more than 81%. These positive results can be attributed to several factors that produced a rapid recovery in demand.

- Trade volumes started to increase at the end of the first quarter of 2002 as retailers began to re-stock consumer items that were allowed to dwindle after 9/11. Although manufacturing activity in the U.S. and Europe was stagnant throughout most of the year, the transfer of production to China, in particular, contributed to the growing trade volumes in the trans-Pacific routes.

- In the U.S., an aggressive repositioning program put equipment where our customers needed it most. We were able to move equipment from low demand locations to areas where, in some cases, our customers picked up containers directly from the ship.

- Anticipation of a strike at U.S. West Coast ports provided an additional boost in demand for container leasing as exporters and importers arranged for early shipments to lessen the potential for logistical disruptions. During the ensuing 10-day lockout of longshoremen, containers could not be emptied on a timely basis, delaying their return and forcing the shipping lines to lease more containers to manage their short-term needs. The number of containers that had been stockpiled around the world quickly diminished, with shortages in evidence at many key Asian locations.

The outlook for our business this year is difficult to forecast due to contradictory factors, as it is currently dependent on many issues over which we have little control. We continue to see strong demand for our containers, yet on-going concerns about the slow pace of recovery in the economy, the war in Iraq, instability in other geopolitical areas, rising energy prices, and a record deficit in the U.S. point to short-term uncertainties with respect to the growth in world trade and its consequent effect on our business. Such uncertainties tend to negatively impact consumer demand and business spending, and hence, the growth volume of world trade.

Nonetheless, we believe that we are now in a better position to deal with the repercussions of such events. Our shorter-term master leases have, in recent years, increasingly included limitations on redelivery in the U.S. as well as higher drop-off charges, both of which should help soften any increase in redelivery of equipment.

In closing, I would like to express my appreciation for your continued support of our efforts this past year in furthering the Partnership's objectives.

Respectfully submitted,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

Selected Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Net lease revenue	$ 375,671	$ 715,170	$ 983,849	$ 1,132,399	$ 1,570,553
Net income (loss)	$ (306,619)	$ (6,903)	$ 116,132	$ 155,193	$ 500,224
Net income (loss) per unit of limited partnership interest	$ (8.93)	$ (1.21)	$ 2.24	$ 2.82	$ 12.46
Cash distributions per unit of limited partnership interest	$ 30.31	$ 41.88	$ 41.56	$ 54.06	$ 66.88
At year-end:					
Total assets	$ 1,885,074	$ 3,245,034	$ 4,724,527	$ 6,074,771	$ 7,834,124
Partners' capital	$ 1,879,096	$ 3,245,034	$ 4,724,527	$ 6,074,771	$ 7,834,124

(This Page Intentionally Left Blank)

Independent Auditors' Report

The Partners
IEA Income Fund IX, L.P.

We have audited the accompanying balance sheets of IEA Income Fund IX, L.P. (the "Partnership") as of December 31, 2002 and 2001, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
February 14, 2003

Balance Sheets
As of December 31,

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents, includes $302,037 in 2002 and $477,367 in 2001 in interest-bearing accounts (note 3)	$ 359,487	$ 492,681
Net lease receivables due from Leasing Company (notes 1 and 4)	-	30,994
Total current assets	359,487	523,675
Container rental equipment, at cost	6,124,220	8,725,806
Less accumulated depreciation	4,598,633	6,004,447
Net container rental equipment (note 1)	1,525,587	2,721,359
Total assets	$ 1,885,074	$ 3,245,034
Liabilities and Partners' Capital		
Current liabilities		
Net lease payable due to Leasing Company (notes 1 and 4)	$ 5,978	$ -
Total liabilities	$ 5,978	$ -
Partners' Capital		
Partners' capital (deficit):		
General partner	$ (116,401)	$ (84,404)
Limited partners (note 8)	1,995,497	3,329,438
Total partners' capital	$ 1,879,096	$ 3,245,034
Total liabilities and partners' capital	$ 1,885,074	$ 3,245,034

The accompanying notes are an integral part of these statements.

Statements of Operations
For the Years Ended December 31,

	2002	2001	2000
Net lease revenue (notes 1 and 6)	$ 375,671	$ 715,170	$ 983,849
Other operating expenses:			
Depreciation (note 1)	492,286	553,348	676,048
Other general and administrative expenses	52,089	70,904	60,912
Net loss on disposal of equipment	142,954	117,211	157,260
	687,329	741,463	894,220
(Loss) income from operations	(311,658)	(26,293)	89,629
Other income:			
Interest income	5,039	19,390	26,503
Net (loss) income	$ (306,619)	$ (6,903)	$ 116,132
Allocation of net (loss) income:			
General partner	$ (3,066)	$ 34,371	$ 40,074
Limited partners	(303,553)	(41,274)	76,058
	$ (306,619)	$ (6,903)	$ 116,132
Limited partners' per unit share of net (loss) income	$ (8.93)	$ (1.21)	$ 2.24

The accompanying notes are an integral part of these statements.

Statements of Partners' Capital
For the Years Ended December 31, 2002, 2001 and 2000

	Limited Partners	General Partner	Total
Balances at January 1, 2000	$ 6,130,877	$ (56,106)	$ 6,074,771
Net income	76,058	40,074	116,132
Cash distributions	(1,412,800)	(53,576)	(1,466,376)
Balances at December 31, 2000	4,794,135	(69,608)	4,724,527
Net (loss) income	(41,274)	34,371	(6,903)
Cash distributions	(1,423,423)	(49,167)	(1,472,590)
Balances at December 31, 2001	3,329,438	(84,404)	3,245,034
Net (loss) income	(303,553)	(3,066)	(306,619)
Cash distributions	(1,030,388)	(28,931)	(1,059,319)
Balances at December 31, 2002	$ 1,995,497	$ (116,401)	$ 1,879,096

The accompanying notes are an integral part of these statements.

Statements of Cash Flows
For the Years Ended December 31,

	2002	2001	2000
Cash flows from operating activities:			
Net (loss) income	$ (306,619)	$ (6,903)	$ 116,132
Adjustments to reconcile net (loss) income to net cash from operating activities:			
Depreciation	492,286	553,348	676,048
Net loss on disposal of equipment	142,954	117,211	157,260
Decrease in net lease receivables due from Leasing Company	25,178	69,182	117,726
Total adjustments	660,418	739,741	951,034
Net cash provided by operating activities	353,799	732,838	1,067,166
Cash flows from investing activities:			
Proceeds from sale of container rental equipment	572,326	491,219	647,744
Cash flows from financing activities			
Distributions to partners	(1,059,319)	(1,472,590)	(1,466,376)
Net (decrease) increase in cash and cash equivalents	(133,194)	(248,533)	248,534
Cash and cash equivalents at beginning of year	492,681	741,214	492,680
Cash and cash equivalents at end of year	$ 359,487	$ 492,681	$ 741,214

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

IEA Income Fund IX, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of California on June 8, 1988 for the purpose of owning and leasing marine cargo containers worldwide to ocean carriers. To this extent, the Partnership's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Partnership's leases generally require all payments to be made in United States currency.

Cronos Capital Corp. ("CCC") is the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), manages the business of the Partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with CCC. The Partnership shall continue until December 31, 2009, unless terminated sooner upon the occurrence of certain events.

The Partnership commenced operations on December 5, 1988, when the minimum subscription proceeds of $1,000,000 were obtained. The Partnership offered 40,000 units of limited partnership interest at $500 per unit, or $20,000,000. The offering terminated on September 11, 1989, at which time 33,992 limited partnership units had been sold.

(b) Leasing Company and Leasing Agent Agreement

Pursuant to the Limited Partnership Agreement of the Partnership, all authority to administer the business of the Partnership is vested in CCC. A Leasing Agent Agreement exists between CCC and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. Since the Leasing Agent Agreement meets the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, it is accounted for as a lease under which the Partnership is lessor and the Leasing Company is lessee.

The Leasing Agent Agreement generally provides that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC. The Leasing Company leases containers to ocean carriers, generally under operating leases which are either master leases or term leases (mostly one to five years). Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Most containers are leased to ocean carriers under master leases; leasing agreements with fixed payment terms are not material to the financial statements. Since there are no material minimum lease rentals, no disclosure of minimum lease rentals is provided in these financial statements.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 4 for discussion regarding net lease receivables) subject the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, are remitted by the Leasing Company to the Partnership three to four times per month. The Partnership has historically never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership utilizes the accrual method of accounting. Net lease revenue is recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue is generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

(e) Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The most significant estimates included within the financial statements are the container rental equipment estimated useful lives and residual values, and the estimate of future cash flows from container rental equipment operations, used to determine the adequacy of the carrying value of container rental equipment in accordance with SFAS No. 144. Considerable judgment is required in estimating future cash flows from container rental equipment operations. Accordingly, the estimates may not be indicative of the amounts that may be realized in future periods. As additional information becomes available in subsequent periods, reserves for the impairment of the container rental equipment carrying values may be necessary based upon changes in market and economic conditions.

(f) Allocation of Net Income or Loss and Partnership Distributions

Net income or loss has been allocated between the general and limited partners in accordance with the Partnership Agreement.

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are based on "distributable cash" and are paid to the general and limited partners on a quarterly basis, in accordance with the provisions of the Partnership Agreement. Partnership distributions from operations are allocated 95% to the limited partners and 5% to the general partner. Distributions of sales proceeds are allocated 99% to the limited partners and 1% to the general partner. These allocations remain in effect until such time as the limited partners have received from the Partnership aggregate distributions in an amount equal to their capital contributions plus a 10% cumulative, compounded (daily) annual return on their adjusted capital contributions. Thereafter, all Partnership distributions will be allocated 85% to the limited partners and 15% to the general partner. Cash distributions from operations to the general partner in excess of 5% of distributable cash will be considered an incentive fee and will be recorded as compensation to the general partner, with the remaining distributions from operations charged to partners' capital.

(g) Acquisition Fees

Pursuant to the Partnership Agreement, acquisition fees paid to CCC are based on 5% of the equipment purchase price. These fees are capitalized and included in the cost of the rental equipment.

(h) Container Rental Equipment

Container rental equipment is depreciated using the straight-line method. Depreciation policies are also evaluated to determine whether subsequent events and circumstances warrant revised estimates of useful lives. Effective June 1, 2001, the estimated depreciable life was changed from a twelve-year life to a fifteen-year life and the estimated salvage value was changed from 30% to 10% of the original equipment cost. The effect of these changes is an increase to depreciation expense of approximately $182,000 and $178,000 for 2002 and 2001, respectively.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was adopted by the Partnership effective January 1, 2002, without a significant impact on its financial statements. In accordance with SFAS No. 144, container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. An analysis is prepared each quarter projecting future cash flows from container rental equipment operations. Current and projected utilization rates, per-diem rental rates, direct operating expenses, fleet size and container disposals are the primary variables utilized by the analysis. Additionally, the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, and as a result, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed. There were no impairment charges to the carrying value of container rental equipment during 2002, 2001 and 2000.

(i) Income Taxes

The Partnership is not subject to income taxes, consequently no provision for income taxes has been made. The Partnership files federal and state annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(j) Financial Statement Presentation

The Partnership has determined that, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

(k) New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. The Registrant does not consider the provisions of SFAS 146 to have any effect on its financial position or results of operations.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. Management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

The Partnership derives revenues from dry cargo containers. As of December 31, 2002, the Partnership owned 790 twenty-foot, 333 forty-foot and 506 forty-foot high-cube marine dry cargo containers.

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, it is impracticable to provide the geographic area information.

No single sub-lessee of the Leasing Company contributed more than 10% of the Leasing Company's rental revenue earned during 2002, 2001 and 2000 on behalf of the Registrant.

(3) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly-liquid first-tier securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents are carried at cost which approximates fair value, and at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(4) Net Lease (Payables) Receivables Due from Leasing Company

Net lease (payables) receivables due from the Leasing Company are determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable to CCC and its affiliates from the rental billings earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership as well as proceeds earned from container disposals. Net lease (payables) receivables at December 31, 2002 and December 31, 2001 were as follows:

	December 31, 2002	December 31, 2001
Gross lease receivables	$ 145,368	$ 281,929
Less:		
Direct operating payables and accrued expenses	97,831	170,872
Damage protection reserve (note 5)	1,607	8,276
Base management fees payable	31,411	42,086
Reimbursed administrative expenses	2,867	3,761
Allowance for doubtful accounts	17,630	25,940
Net lease (payables) receivables	$ (5,978)	$ 30,994

(5) Damage Protection Plan

The Leasing Company offers a repair service to several lessees of the Partnership's containers, whereby the lessee pays an additional rental fee for the convenience of having the Partnership incur the repair expense for containers damaged while on lease. This fee is recorded as revenue when earned according to the terms of the rental contract. An accrual has been recorded to provide for the estimated costs incurred by this service. This accrual is a component of net lease receivables due from the Leasing Company (see note 4). The Partnership is not responsible in the event repair costs exceed predetermined limits, or for repairs that are required for damages not defined by the damage protection plan agreement.

(6) Net Lease Revenue

Net lease revenue is determined by deducting direct operating expenses, base management fees and reimbursed administrative expenses to CCC from the rental revenue earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for the years ended December 31, 2002, 2001 and 2000, was as follows:

	2002	2001	2000
Rental revenue	$ 600,931	$ 1,023,877	$ 1,465,941
Less:			
Rental equipment operating expenses	148,978	185,518	309,755
Base management fees (note 7)	37,922	71,348	97,712
Reimbursed administrative expenses (note 7):			
Salaries	26,819	34,908	50,247
Other payroll related expenses	2,999	3,533	4,535
General and administrative expenses	8,542	13,400	19,843
Net lease revenue	$ 375,671	$ 715,170	$ 983,849

(7) Compensation to General Partner

Base management fees are equal to 7% of gross lease revenues attributable to operating leases pursuant to the Partnership Agreement. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. The following compensation was paid or will be paid by the Partnership to CCC:

	2002	2001	2000
Base management fees	$ 37,922	$ 71,348	$ 97,712
Reimbursed administrative expenses	38,360	51,841	74,625
	$ 76,282	$ 123,189	$ 172,337

(8) Limited Partners' Capital

Cash distributions made to the limited partners during 2002, 2001 and 2000 included distributions of proceeds from equipment sales in the amount of $594,883, $605,486, and $637,354, respectively. These distributions, as well as cash distributions from operations, are used in determining "Adjusted Capital Contributions" as defined by the Partnership Agreement.

The limited partners' per unit share of capital at December 31, 2002, 2001 and 2000 was $59, $98, and $141, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 33,992, the total number of limited partnership units.

Liquidity and Capital Resources

During the Registrant's first 10 years of operations, the Registrant's primary objective was to generate cash flow from operations for distribution to its limited partners. Aside from the initial working capital reserve retained from the gross subscription proceeds (equal to approximately 1% of such proceeds), the Registrant relied primarily on container rental receipts to meet this objective as well as to finance current operating needs. No credit lines are maintained to finance working capital. Commencing in 1999, the Registrant's 11th year of operations, the Registrant began focusing its attention on the disposition of its fleet in accordance with another of its original investment objectives, realizing the residual value of its containers after the expiration of their economic useful lives, estimated to be between 12 to 15 years after placement in leased service. Since that time, the Registrant has been actively disposing of its fleet, while cash proceeds from equipment disposals, in addition to cash from operations, have provided the cash flow for distributions to the limited partners. The decision to dispose of containers is influenced by various factors including age, condition, suitability for continued leasing as well as the geographical location when disposed. At that time whereby the Registrant's fleet size is reduced to approximately 20% of its original fleet size, the Registrant expects to enter the final phase of its liquidation and wind-up stage of operations.

Cash distributions from operations are allocated 5% to the general partner and 95% to the limited partners. Distributions of sale proceeds are allocated 1% to the general partner and 99% to the limited partners. This sharing arrangement will remain in place until the limited partners receive aggregate distributions in an amount equal to their capital contributions, plus a 10% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all distributions will be allocated 15% to the general partner and 85% to the limited partners, pursuant to Section 6.1(b) of the Registrant's Partnership Agreement. Cash distributions from operations to the general partner in excess of 5% of distributable cash will be considered an incentive fee and compensation to CCC.

From inception through February 28, 2003, the Registrant has distributed $23,046,232 in cash from operations and $3,547,954 in cash from container sales proceeds to its limited partners. This represents total distributions of $26,594,186, or approximately 156% of the limited partners' original invested capital. Distributions to partners are determined and paid quarterly, based primarily on each quarter's cash flow from operations and cash generated from container sales. Quarterly distributions are also affected by periodic increases or decreases to working capital reserves, as deemed appropriate by the general partner. Sales proceeds distributed to its partners may fluctuate in subsequent periods, reflecting the level of container disposals.

At December 31, 2002, the Registrant had $359,487 in cash and cash equivalents, a decrease of $133,194 and $381,727, respectively, from the cash balance at December 31, 2001 and December 31, 2000. The Registrant invests its working capital as well as its cash flows from operations and sale of containers that have not yet been distributed to CCC or its limited partners in money market funds.

Cash from Operating Activities: Net cash provided by operating activities was $353,799 and $732,838 during 2002 and 2001, respectively, primarily generated from the billing and collection of net lease revenue.

Cash from Investing Activities: Net cash provided by investing activities was $572,326 and $491,219 in 2002 and 2001, respectively. These amounts represent sales proceeds generated from the sale of container equipment.

Cash from Financing Activities: Net cash used in financing activities was $1,059,319 during 2002 compared to $1,472,590 during 2001. These amounts represent distributions to the Registrant's general and limited partners. The Registrant's continuing container disposals, as well as current market conditions, should produce lower operating results and, consequently, lower distributions to its partners in subsequent periods.

Results of Operations

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Pursuant to the Limited Partnership Agreement of the Registrant, all authority to administer the business of the registrant is vested in CCC. A Leasing Agent Agreement exists between CCC and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Registrant. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Registrant's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Registrant, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership.

At December 31, 2002, 34% of the original equipment remained in the Registrant's fleet, as compared to 48% at December 31, 2001. The following chart summarizes the composition of the Registrant's fleet (based on container type) at December 31, 2002.

	20-Foot	40-Foot	40-Foot High-Cube
Containers on lease:			
Term leases	468	184	131
Master leases	246	63	261
Subtotal	714	247	392
Containers off lease	76	86	114
Total container fleet	790	333	506

	20-Foot		40-Foot		40-Foot High-Cube	
	Units	%	Units	%	Units	%
Total purchases	2,327	100%	799	100%	1,653	100%
Less disposals	1,537	66%	466	58%	1,147	69%
Remaining fleet at December 31, 2002	790	34%	333	42%	506	31%

Improved market conditions for all container types and the implementation of several Leasing Company marketing initiatives during 2002 resulted in a 57% reduction in the Registrant's off-hire container inventories. Utilization increased from 71% at the beginning of the year to 81% at December 31, 2002.

Over the past two years, the slowdown and uneven recovery in the global economy has led to reduced levels of capital available for new container investment. The lower levels of new container production during 2001 and the first half of 2002 addressed, to some extent, the problems of container over-supply created by the higher levels of new container production achieved during 1999 and 2000. As a result, demand increased for the existing container fleets of leasing companies and shipping lines, including the Registrant's containers. During 2002, the surge in demand for existing containers contributed to reducing off-hire inventories primarily in Asia, and to a lesser extent Europe and North America. In many parts of Asia and particularly in the south eastern ports, the demand for cargo containers exceeded available supplies. To exploit such opportunities, the Leasing Company repositioned off-hire equipment to locations of greatest demand and pursued leasing opportunities through its global network of marketing resources.

The Registrant's average fleet size and utilization rates for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Fleet size (measured in twenty-foot equivalent units (TEU))			
Dry cargo containers	2,940	3,909	4,762
Average utilization rates			
Dry cargo containers	77%	75%	81%

Since December 2001, the combined per diem rate for the Registrant's fleet of dry cargo containers declined by approximately 24%. Most of this decline occurred in the first three months of 2002 and is attributable to three main factors:

1. Per diem rental rates decreased in correlation with the reduction of new container prices and interest rate levels;
2. The Leasing Company converted lease agreements with certain shipping lines from master to long-term lease, providing greater revenue stability but at lower lease rates than those earned under master leases; and,
3. The Leasing Company initiated new long term leases for older equipment resulting in lower per diem rates, while significantly reducing off-hire container inventory levels.

An improvement in lease per-diem rates is not expected until new container prices increase to much higher levels. The effect of the reduction in per diem rates, combined with the decline in the Registrant's fleet size, contributed to a reduction in gross rental revenue (a component of net lease revenue), but also contributed to significantly lower direct operating expenses due to the reduction in storage and other inventory related costs.

The demand for cargo containers has continued into early 2003. However, wide-ranging concerns remain about waning consumer confidence within the world's economies, a rise in oil prices, weak global stock markets, geopolitical concerns arising from uncertainties with Iraq and North Korea, as well as an increase in new container production, which may temper the current demand for leased containers.

Despite recent improvements in container leasing market conditions, the effect of the sporadic global economic recovery on the container leasing industry's customers, the shipping lines, coupled with their acquisition of new, larger container ships, has created a condition of excess shipping capacity. The uncertainty over the financial strength of the shipping industry appears to favor the larger more established shipping lines. The Registrant, CCC and the Leasing Company continue to remain cautious, as some shipping lines have reported operating losses during 2002. The financial impact of such losses on these shipping lines may eventually influence the demand for leased containers as some shipping lines may experience additional financial difficulties, consolidate or become insolvent. Although the ultimate outcome, as well as its impact on the container leasing industry and the Registrant's results of operations, is unknown, CCC, on behalf of the Registrant, will work closely with the Leasing Company to monitor outstanding receivables, collections, and credit exposure to various existing and new customers.

The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from rental revenues billed by the Leasing Company from the leasing of the Registrant's containers. Net lease revenue is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet.

Net lease revenue was $375,671 for the year ended December 31, 2002, compared to $715,170 for the prior year. The decrease was due to a $422,946 decline in gross rental revenue (a component of net lease revenue) from the year ended December 31, 2001. Gross rental revenue was impacted by the Registrant's smaller fleet size and lower per-diem rental rates, partially offset by higher fleet utilization rates. Other components of net lease revenue, including rental equipment operating expenses, management fees, and reimbursed administrative expenses, were lower by a combined $83,447 when compared to the year 2001, and partially offset the decline in gross lease revenue. Contributing to the decline in direct operating expenses were declines in handling and storage costs, partially offset by increases in repair and maintenance expenses, and the provision for doubtful accounts.

Depreciation expense of $492,286 was $61,062 lower than in 2001 due to an aging, declining fleet. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12-year life to a 15-year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $182,000 for 2002.

Other general and administrative expenses were $52,089 in 2002, a decrease of $18,815 or 27% when compared to 2001. Contributing to this decrease were reductions in professional fees, costs related to investor communications and net exchange rate losses.

Net loss on disposal of equipment was a result of the Registrant disposing of 669 containers in 2002, as compared to 539 containers during 2001. These disposals resulted in a net loss of $142,954 for 2002, compared to a net loss of $117,211 for 2001. The Registrant believes that the net loss on container disposals in 2002 was a result of various factors, including the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed. These factors will continue to influence the decision to repair or dispose of a container when it is returned by a lessee, as well as the amount of sales proceeds received and the related gain or loss on container disposals. The level of the Registrant's container disposals in subsequent periods will also contribute to fluctuations in the net gain or loss on disposals. There were no reductions to the carrying value of container rental equipment during 2001, 2000, and 1999.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Net lease revenue of $715,170 for the year 2001 was $268,679 lower compared to the prior year. The decline was due to a $442,064 decline in gross rental revenue (a component of net lease revenue) from the year 2000. Gross rental revenue was impacted by the Registrant's smaller fleet size and lower per-diem rental rates. Other components of net lease revenue, including management fees and reimbursed administrative expenses, were lower by a combined $173,385 when compared to the year 2000 and partially offset the decline in gross lease revenue.

Depreciation expense of $553,348 in 2001 was $122,700 lower than 2000 due to an aging, declining fleet size. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12-year life to a 15-year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $178,000 for 2001.

Other general and administrative expenses were $70,904 in 2001, an increase of $9,992 or 16% when compared to the prior year. Contributing to this increase were professional fees and costs related to investor communications and net exchange rate losses.

Net loss on disposal of equipment was a result of the Registrant disposing of 539 containers during 2001, as compared to 626 containers during 2000. These disposals resulted in a net loss of $117,211 for 2001 as compared to a net loss of $157,260 for 2000. The Registrant believes that the net loss on container disposals in 2001 was a result of various factors including the age, condition, suitability for continued leasing, as well as the geographic location of the containers when disposed.

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IEA INCOME FUND IX, L.P.
A California Limited Partnership

General Partner
Cronos Capital Corp.

Principal Office
One Front Street, 9th Floor
San Francisco, CA 94111

Officers of the General Partner

Dennis J. Tietz
President and Chief Executive Officer

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

Board of Directors of the General Partner

Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

John M. Foy
Director

Independent Accountants
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

10-K Report
A complete copy of the Fund's Form 10-K may be obtained without charge by writing to the General Partner.

Counsel
Greene Radovsky Maloney & Share LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100



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